UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-99

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Petróleos Mexicanos

Full Name of Registrant

Former Name if Applicable

Avenida Marina Nacional No. 329, Colonia Petróleos Mexicanos

Address of Principal Executive Office (Street and Number)

México D.F., 11311 México

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The meeting during which the Board of Directors of Petróleos Mexicanos was to review and, if so determined, approve our audited consolidated financial statements for the fiscal year ended December 31, 2013 was to take place prior to the filing deadline for the annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”). However, due to scheduling conflicts of certain of the directors, this meeting will not take place until after the filing deadline. This has resulted in the need to delay the filing of our 2013 Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eduardo Calvo Barbeau	(011-5255)	1944-9325
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in our results of operations from the corresponding period for the last fiscal year are reflected in our unaudited financial statements as of and for the year ended December 31, 2013 that were furnished to the Commission on Form 6-K on April 9, 2014. We expect that the results of operations reflected in the audited consolidated financial statements as of and for the year ended December 31, 2013 (prepared in accordance with IFRS as issued by the IASB) included in the 2013 Form 20-F will be consistent in all material respects with the results of operations set forth in the Form 6-K furnished to the Commission on April 9, 2014.

Petróleos Mexicanos

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 29, 2014	By:	/S/ MARIO ALBERTO BEAUREGARD ÁLVAREZ
		Name:	Mario Alberto Beauregard Álvarez
		Title:	Chief Financial Officer